Akuna Securities LLC

Financial Report
December 31, 2024

Filed as PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-68957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Akuna Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 S. Wabash Avenue, Suite 2600
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neli Alexieva	312-994-4651	neli.alexieva@akunacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S. Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neli Alexieva, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Akuna Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
RYAN FINN
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 2/23/26

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public Ryan Finn 2/26/25

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents





RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Member and the Manager of Akuna Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Akuna Securities LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2012.

Chicago, Illinois
February 28, 2025

1

Akuna Securities LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	14,420,282
Securities owned and pledged, at fair value		7,844,450,428
Receivable from clearing broker-dealer		11,004
Memberships in exchange owned		488,000
Other assets		12,031
Total assets	$	7,859,381,745
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	7,249,856,641
Payable to clearing broker-dealer		546,696,265
Payable to affiliates		8,925,259
Accounts payable and accrued expenses		5,334,074
Total liabilities		7,810,812,239
Member's equity		48,569,506
Total liabilities and member's equity	$	7,859,381,745

Akuna Securities LLC

Notes to Financial Statement

Note 1. Nature of Operations and Significant Accounting Policies

Akuna Securities LLC (the Company) is a Delaware limited liability company formed on August 10, 2011, and is a wholly owned subsidiary of Akuna Trading LLC (the Parent), which is a wholly owned subsidiary of Akuna Holdings LLC (Holdings). The primary business of the Company is to trade as principal and market maker in U.S. securities and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a registered market maker on the CBOE Exchange, CBOE BZX Exchange, CBOE BYX Exchange, CBOE EDGX Exchange, CBOE EDGA Exchange, CBOE C2 Exchange, CBOE Futures Exchange, Miami International Securities Exchange (MIAX) Options, MIAX Emerald, MIAX Pearl, Nasdaq Options Market, Nasdaq BX, Nasdaq ISE, Nasdaq PHLX, NYSE Arca Options and NYSE American Options, and is a member of the Financial Industry Regulatory Authority (FINRA).
The Company became a FINRA member effective May 1, 2024.

Pursuant to the Company's operating agreement, the Company will dissolve, and the assets of the Company will be liquidated and the Company terminated upon the determination of the Manager or if the Company has no Members, as defined in the agreement.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash: Cash consists of deposits with banks which are payable on demand and not restricted for regulatory purposes.

Securities owned and sold, not yet purchased: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Memberships in exchanges: The Company's memberships in exchanges, which provide certain rights in connection with business on such exchanges, are recorded at cost, or if any impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Credit losses on financial assets: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include receivable from clearing broker-dealer. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2024. The Company continually reviews the credit quality of its counterparties.

Akuna Securities LLC

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies (continued)

Segment reporting: The Company has determined its operating segments in accordance with ASC 280, Segment Reporting.

The Company is engaged in a single line of business as a securities broker-dealer, operating as a proprietary trading market maker. The measure of segment assets is reported on the statement of financial condition as total assets. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file any tax returns but its taxable income is reported as part of Holdings' tax return. Holdings is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Holdings is generally not subject to tax examinations by U.S. federal or state authorities for tax years before 2021. Through December 31, 2024, management has determined that there are no other material uncertain income tax positions.

Note 2.   Receivable from and Payable to Clearing Broker-Dealers

Receivable from and payable to clearing broker-dealers at December 31, 2024 consists of:

	Receivable		Payable	
Cash / payables	$	11,004	$	743,785,045
Futures open trade equity		-		(195,983,383)
Dividends receivable		-		(1,105,397)
	$	11,004	$	546,696,265

Securities owned, cash and financial instruments held at the Company's clearing broker-dealers collateralize securities sold, not yet purchased and amounts due to clearing broker-dealers, if any, and may serve to satisfy regulatory capital or margin requirements. Per the Company's agreement with its clearing broker-dealer, the Company must maintain total net liquidating value (NLV) of $15,000,000 with its clearing broker-dealer ABN AMRO Clearing USA LLC and may be required to deposit additional funds should it become necessary to bring NLV above the minimum.

Akuna Securities LLC

Notes to Financial Statement

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the NBBO Mid-Point Price, with the exception of SPX options which are valued at the OCC reported closing price. The fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Akuna Securities LLC

Notes to Financial Statement

Note 3. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Level 1
Assets	
Securities owned and pledged, at fair value:	
Equity securities	$ 573,058,946
Equity options	5,767,248,642
Options on futures	1,504,142,840
	7,844,450,428
Total assets	$ 7,844,450,428
Liabilities	
Securities sold, not yet purchased, at fair value:	
Equity options	$ 5,751,802,493
Options on futures	1,498,054,148
	7,249,856,641
Payable to clearing broker-dealer:	
Futures open trade equity	(195,983,383)
Total liabilities	$ 7,053,873,258

As of and for the year ended December 31, 2024, the Company had no assets or liabilities classified as Level 2 or Level 3.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Akuna Securities LLC

Notes to Financial Statement

Note 4.   Derivative Financial Instruments

The Company uses derivative financial instruments, which generally included exchange traded equity options and exchange traded futures and options on futures contracts as part of its trading activities.

As a market maker in various markets, the Company employs arbitrage trading strategies involving exchange-traded futures, exchange-traded equity options, and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company manages risk against predetermined value-at-risk limits as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Note 8 describes the risks associated with trading derivative contracts.

At December 31, 2024, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Equity options [1]	Equity Price	$ 5,767,248,642	$ (5,751,802,493)	$ 15,446,149
Futures open trade equity [2]	Commodities	107,560	(77,030)	30,530
Futures open trade equity [2]	Equity Price	199,622,471	(3,669,618)	195,952,853
Options on futures [1]	Equity Price	1,502,991,950	(1,497,271,098)	5,720,852
Options on futures [1]	Commodities	1,150,890	(783,050)	367,840
				$ 217,518,224

(1)   Assets are included in securities owned and pledged, at fair value and liabilities are included in securities sold, not yet purchased, at fair value on the statement of financial condition.

(2)   Assets and liabilities are included in payable to clearing broker-dealer on the statement of financial condition.

The Company traded approximately 346,954,000 derivative contracts during the year ended December 31, 2024.

As of December 31, 2024, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

Akuna Securities LLC

Notes to Financial Statement

Note 4. Derivative Financial Instruments (continued)

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition:

	Gross Amounts Recognized	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Assets					
Futures open trade equity [(1)]	$ 199,730,031	$ (199,730,031)	$ -	$ -	$ -
Total Assets	$ 199,730,031	$ (199,730,031)	$ -	$ -	$ -
Liabilities					
Futures open trade equity [(1)]	$ 3,746,648	$ (199,730,031)	$ (195,983,383)	$ -	$ (195,983,383)
Total Liabilities	$ 3,746,648	$ (199,730,031)	$ (195,983,383)	$ -	$ (195,983,383)

(1)   Assets and liabilities are included in payable to clearing broker-dealer on the statement of financial condition.

Note 5. Related-Party Transactions

The Company has entered into an expense sharing arrangement with Akuna Capital LLC (AC), Akuna Capital Australia Pty Ltd. (AA), and Akuna Europe Limited (AE) wholly owned subsidiaries of Holdings, whereby, trading and support services that include compensation, occupancy, technology and telecommunication, software licensing fees and certain other operating expenses are paid by AC, AA, and AE on the Company's behalf. The Company reimburses AC, AA and AE for these expenses. Personnel costs related to employees and management executives who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating expenses are allocated based on the number of employees assigned to the Company and their average estimated time required.

Payable to affiliates at December 31, 2024 is $8,925,259 and consists of $8,389,160 owed to AC, $397,251 owed to AA, and $138,848 owed to AE under the expense sharing arrangement.

Note 6. Stock-Based Compensation

The Company accounts for stock-based compensation transactions under the provisions of the ASC 718, Compensation: Stock Compensation. Stock-based compensation transactions, issued by the ultimate parent company Akuna Holdings LLC in the form of unit option plan, are measured at fair value derived from a valuation model with underlying assumptions based on the general terms of the outstanding arrangements, such as grant date, vesting period, exercise date, and strike price. Unit options have been granted with an exercise price equal to the net asset value of the parent estimated using projected profits and share price gain. The unit options vest after either one or two years. The weighted-average remaining time to expiration of the outstanding options subject to recognition under US GAAP is approximately seven months. At December 31, 2024, Holdings had outstanding 1,929,358 such options. At December 31, 2023, Holdings had 1,541,833 unit options outstanding. There were 1,576,858 options vested in 2024 and 1,189,333 options exercised or expired during the year. The options outstanding as of December 31, 2024 have a weighted average exercise price of $18.99 reduced by subsequent dividend distributions.

Akuna Securities LLC

Notes to Financial Statement

Note 7.   Commitments and Contingencies

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial condition.

Note 8.   Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 9.   Off-Balance Sheet Risk and Concentration of Credit Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and options with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities in 2024 were cleared by ABN AMRO Clearing USA LLC. Pursuant to the agreement, the Company's clearing broker-dealers are required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker-dealers or in the event they do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing broker-dealer.

Akuna Securities LLC

Notes to Financial Statement

Note 9.   Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 10.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $48,004,900, which was $47,054,277 in excess of its required net capital of $950,623.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statement was issued. Subsequent to December 31, 2024, and through the date the financial statement was issued, the Company made capital withdrawals of $22,500,000.